8234

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 APR 29 AM 11:01

Santos

02028727

SUPPL

Date: Sun 28 Apr 2002 10:05:48 PM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News Release - Successful completion of
: acquistion of Esenjay Exploration Inc.

Number of pages (incl. cover sheet): 3

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

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Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com

Santos

News Release

Issued by Investor Relations

29 April 2002

SUCCESSFUL COMPLETION OF ACQUISITION OF ESENJAY EXPLORATION, INC.

Santos Ltd today announced that its wholly owned subsidiary, Santos Americas and Europe Corporation ("Santos Americas"), successfully completed its acquisition of Esenjay Exploration, Inc. (NASDAQ : ESNJ) on 26 April 2002 (Houston time).

A copy of the press release issued by Santos Americas is attached.

Commenting, the Company's Managing Director, Mr. John Ellice-Flint said, "The successful acquisition of Esenjay marks an important step in the growth of the Group's business in the United States. It will substantially increase the Group's U.S. portfolio of exploration opportunities, provide an increase to reserves, boost production, increase the level of operatorship and strategically align with existing U.S. operations."

For further information contact Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

SANTOS AMERICAS AND EUROPE CORPORATION SUCCESSFULLY COMPLETES ACQUISITION OF ESENJAY EXPLORATION, INC.

HOUSTON, April 26, 2002 – Santos Americas and Europe Corporation ("Santos") announced today that it has successfully completed its previously announced acquisition of Esenjay Exploration, Inc. (NASDAQ: ESNJ) by merging Santos's acquisition subsidiary, ECM Acquisition Company, into Esenjay.

The merger was the second and final step in Santos's acquisition of Esenjay. The first step was Santos's tender offer for all of the outstanding shares of Esenjay common stock for $2.84 per share in cash, without interest. The tender offer commenced March 26, 2002 and expired on April 22, 2002. All shares validly tendered and not withdrawn were accepted for payment and paid for by Santos prior to the merger.

As a result of the merger, which became effective today, each outstanding share of Esenjay common stock not tendered in connection with the tender offer, other than shares owned by Santos, Esenjay and their subsidiaries or shares as to which the holder validly exercises appraisal rights under Delaware law, was canceled and converted into the right to receive $2.84 in cash (subject to applicable withholding taxes), without interest. Esenjay ceased to be traded on the Nasdaq SmallCap Market as of the close of business today.

Holders of record of Esenjay stock will receive notice in the mail regarding the process to surrender their shares for cash or to demand appraisal rights.